Richard C. Allendorf

Senior Vice President, General Counsel & Secretary

Telephone: (763) 764-7600

October 8, 2015

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E. – Mail Stop 4628

Washington, D.C. 20549

Re:	General Mills, Inc.
Form 10-K for Fiscal Year Ended May 31, 2015
Filed July 6, 2015
File No. 1-01185

Dear Ms. Blye:

We are writing in response to the comments we received from you by letter dated September 24, 2015 regarding the above-referenced filing of General Mills, Inc. (the “Company,” “we” or “General Mills”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

1.	In your letter to us dated March 29, 2013, you discussed contacts with Syria and certain contacts by Cereal Partners Worldwide, your joint venture with Nestle S.A. We note that your website states that your products are sold in Syria, and Nestle S.A.’s website also discusses sales to Syria. As you are aware, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about contacts with Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2013 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. We also note that your website states that you sell products in North Africa. Sudan, located in North Africa, is also designated as a state sponsor of terrorism. Please provide the same information requested above for any contacts with Sudan since your prior letter. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Ms. Cecilia Blye

October 8, 2015

Response

General Mills, Inc. and Subsidiaries

Sudan:	The Company has no assets or employees in Sudan and does not sell or distribute products in Sudan.

Syria:	A subsidiary of the Company based outside of Syria sells Bugles pellets and baking mixes in Syria through a local distributor. These are EAR99 food products for which the U.S. Government does not require a license for export or re-export to Syria. The Company does not have any manufacturing facilities or employees in Syria.

Cereal Partners Worldwide (CPW) joint venture with Nestle S.A.

Sudan:	CPW has no assets or employees in Sudan and does not sell or distribute products in Sudan.

Syria:	CPW has no assets or employees in Syria and does not sell or distribute products in Syria.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response

General Mills is a global consumer foods company with over $17 billion in annual revenues and very limited business relationships in Syria. As illustrated by the following table, the Company has had very limited sales in Syria during the last three fiscal years. In total, annual sales by these businesses are less than 1/10th of one percent of the Company’s annual net sales.

Ms. Cecilia Blye

October 8, 2015

Syria Sales by General Mills, Inc. and Subsidiaries (in thousands)

	Fiscal 2013	Fiscal 2014	Fiscal 2015
Bugles Pellets	$77	$205	$79
Baking Mixes	44	0	0

Total Sales	$121	$205	$79

The nature of this business presents very little, if any, potential impact on the Company’s reputation or share value. We sell basic food products in small quantities for use by individual consumers. The products are sold through distributors, and we do not deal directly with the governments of these countries. We work to ensure that all of our international business is conducted in accordance with local laws and U.S. trade and export regulations. We believe that our conduct and business in Syria would not be viewed negatively by investors or the public and could not reasonably be expected to impact an investment decision.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.

Very truly yours,

Richard C. Allendorf

Senior Vice President, General Counsel & Secretary

cc:	Mr. Roger Schwall, Assistant Director, Division of Corporation Finance

Ms. Heidi G. Miller, Chair of the Audit Committee of the Board of Directors, General Mills, Inc.

KPMG LLP